Sun Life Financial to purchase up to 2.55 million Common Shares for cancellation in Private Purchases

TORONTO (December 7, 2007) – Sun Life Financial Inc. (TSX/NYSE: SLF) announced today that it intends to purchase for cancellation up to 2.55 million (0.46 per cent) of its common shares currently outstanding pursuant to private agreements between Sun Life Financial Inc. and an arm’s-length third-party seller (the “Private Purchases”) between December 12, 2007 and December 31, 2007. The shares purchased for cancellation pursuant to the Private Purchases will be included in calculating the maximum number of common shares that the Company may purchase through its normal course issuer bid share repurchase program that was announced on January 11, 2007.

The Private Purchases will be made pursuant to an issuer bid exemption order issued by the Ontario Securities Commission and a Notice of Intention to make an exempt issuer bid filed with the Autorité des marchés financiers in the Province of Quebec. The price that the Company will pay for the shares purchased under the Private Purchases will be negotiated by the Company and the seller, provided that in no circumstances will the price paid for the shares be greater than the closing market price of those shares on the Toronto Stock Exchange on the dates of the purchases. The Company believes that purchasing its shares under the Private Purchases at a price below the market price of its shares is an appropriate use of corporate funds.

None of the directors or senior officers of the Company, nor any associates or affiliates thereof or of the Company, nor any person holding 10% or more of any class of equity securities of the Company, nor any associates thereof are eligible to sell shares pursuant to the Private Purchases since the Company intends to purchase shares only from the arms-length third-party seller.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management of $427 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Forward-Looking Statements

Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com